UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AZURE POWER GLOBAL LIMITED

(Full Name of Registrant)

N/A

(Former Name if Applicable)

5th Floor, Southern Park, D-II, Saket Place, Saket

(Address of Principal Executive Office (Street and Number))

New Delhi 110017, India

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Azure Power Global Limited (the “Registrant”) was not able to file its Annual Report on Form 20-F for the year ended March 31, 2022 (the “Form 20-F”) within the initial prescribed time period. The Registrant previously filed a Form 12b-25 on August 1, 2022 (the “Original Notice”). As indicated in the Original Notice, the Registrant intended to file the Form 20-F on or before the fifteenth calendar day following the due date of the Form 20-F (the “Extended Due Date”). However, the Registrant no longer expects to file the Form 20-F by the Extended Due Date.

The delay in filing the Form 20-F is due to Registrant’s ongoing review of its internal control and compliance framework. These matters are being progressed with the assistance of the Registrant’s advisers. The Registrant is making all efforts to file its Form 20-F as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Chrisman of Dentons US LLP	214	708 - 0770
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in its results of operations for the twelve-month period ended March 31, 2022, as compared to the twelve-month period ended March 31, 2021. The Registrant is a growing company with significant increase in operating capacity during the current year. Also, this is the first year of no emerging growth exemption as the Registrant completed its fifth anniversary during the fiscal 2022 from the first sale of common equity shares. A reasonable estimate of the results of operations could not be made as of the current date as the Registrant’s accountants are still preparing the registrant’s results of operations and consolidated accounts for the group.

AZURE POWER GLOBAL LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2022	By	/s/ Pawan Kumar Agrawal
Name: Pawan Kumar Agrawal
Title: Chief Financial Officer